March 27, 2025

<u>Via Federal Express</u>

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Form 1 Amendment***

Dear Mrs. Jackson:

Enclosed please find an amendment to Exhibit F of the Form 1 applications pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934 for Cboe Exchange, Inc.

For Exhibit F, the Exchange is filing an amendment to provide the most recent, final versions of agreements circulated to Members and other Users of the Exchange. Lead Market Maker (LMM) Incentive Program Appointment Application has been added.

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to update Exhibit F currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,
Matthew Iwamaye

Matthew Iwamaye
Associate General Counsel
732-687-9355
Signature executed at 2:00pm on 03/27/25

Enclosures

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **03/27/25**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Cboe Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
433 W Van Buren Steet
Chicago, Illinois 60661

25000084

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Matthew Iwamaye (Name) Associate General Counsel (Title) Cboe Exchange, Inc. (732) 687-9355 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
433 W Van Buren Street
Chicago, IL 60661

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: _X_ Corporation _____ Sole Partnership _____ Partnership _____ Limited Liability Company _____ Other (specify): _____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

7EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 03/27/25 (MM/DD/YY) Cboe Exchange, Inc. (Name of Applicant)

By: Matthew Iwamaye [signature executed at 2:00pm on 03/27/25] (Signature) Matthew Iwamaye, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this see header day of see header (Month), see header (Year) by see header (Notary Public)

My Commission expires see header County of see header State of see header

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

<u>Exhibit F</u>

Exhibit Request:

A complete set of all forms pertaining to:

1. Application for membership, participation or subscription to the entity,
2. Application for approval as a person associated with a member, participant or subscriber of the entity; and
3. Any other similar materials.

Response:

Attached please find the following documents which have recently been added or updated:

1. Lead Market Maker (LMM) Incentive Program Appointment Application | New Document

Cboe Exchange, Inc.
Lead Market Maker (LMM) Incentive Program
Appointment Application

APPLICANT DATA		
Name of TPH Organization:		
Business Address:		
City:	State:	Zip:
Main Phone:	Firm CRD #:	

APPLICANT CONTACT PERSON RELATED TO LMM PROGRAM	
Name of Contact Person:	
Phone:	Email:

BUSINESS CONTACT	OPERATIONS CONTACT
Name:	Name:
Title:	Title:
Phone:	Phone:
Email:	Email:
LIVE TRADER CONTACT (RTH)	LIVE TRADER CONTACT (GTH)
Name:	Name:
Title:	Title:
Phone:	Phone:
Email:	Email:

APPOINTED CLASS(ES)				
Request to be appointed in the following class(es):				
	GTH	GTH1	GTH2	RTH
CBTX	☐	☐	☐	☐
MBTX	☐	☐	☐	☐
MRUT	☐	☐	☐	☐
MSCI ACWI	☐	☐	☐	☐
MSCI USA	☐	☐	☐	☐
MSCI World	☐	☐	☐	☐
MXEA/MXEF	☐	☐	☐	☐
Nanos S&P 500 Index	☐	☐	☐	☐
SPESG	☐	☐	☐	☐
SPX/SPXW	☐	☐	☐	☐
VIX/VIXW	☐	☐	☐	☐
XSP	☐	☐	☐	☐

DESIGNEE INFORMATION
Applicant may designate one or more individuals (Designees) who will act on behalf of the LMM. Please list any additional Designee(s), if any, on a separate page using the same format. Describe in detail, all industry experience as well as the relevant trading experience for each designee specifically with regards to SPX and VIX. Include all experience as a floor broker, market-maker or proprietary (firm) trader.

DESIGNEE #1	
Name:	Individual CRD #:
Title:	Business Phone:
Email:	Mobile Phone:
Experience:	

DESIGNEE #2	
Name:	Individual CRD #:
Title:	Business Phone:
Email:	Mobile Phone:
Experience:	

APPLICANT INFORMATION
A. Describe in detail, the proposed day-to-day operation of the LMM organization. Include information such as: Who will be the LMM designees; how many hours/days/months will these people be employed; describe the autonomy of each designee, etc.

B. Note any disciplinary or remedial action taken against any individual or organization named in this application other than action taken pursuant to an SRO minor rule violation plan. If any disciplinary or remedial action has been taken, describe in detail the circumstances surrounding each action and identify the issuing SRO or governmental agency. Also note and describe any warnings issued to any individual or organization named in this application related to a capital or operational problem, rules of trading procedure or evaluation of market quality and identify the issuing SRO or Governmental agency.

OPERATIONAL CONSIDERATIONS

A. Describe the level of staffing which the applicant intends to have available.

B. Describe the arrangements which have been made to assure that the LMM is continuously operated by approved and experienced LMM designees.

CAPITAL

Note the financial resources that the LMM Applicant proposes to commit. Provide details such as: The specific dollar amount; the name(s) of the source(s); whether or not the source(s) has any management responsibility or participates in the profits/losses of the operation and to what extent the source(s) participates in management and/or profits/losses. If the money is borrowed, note the repayment schedule. Provide any other related information that should be considered by the Exchange.

MISCELLANEOUS
Note any additional information which the applicant deems pertinent to this application.

I have carefully read the questions contained on this application and the responses that have been provided to those questions. On behalf of the LMM applicant organization, I represent that the responses provided, and any other information provided to Cboe Options on behalf of the LMM applicant organization in connection with this application is current, accurate, and complete.

____
Signature of Authorized Officer, Partner or Managing Member

____
Date

____
Printed Name

____
Title